SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

Transaction Statement Under Section 13(e) of the Securities Exchange Act of 1934

and Rule 13e-3 Thereunder

Rule 13e-3 Transaction Statement Under Section 13(e) of

the Securities Exchange Act of 1934

(Amendment No. 3 – Final Amendment)

GUARANTY BANCSHARES, INC.

(NAME OF THE ISSUER)

GUARANTY BANCSHARES, INC.

TYSON T. ABSTON

MARTIN BELL

JOHNNY O. CONROY

JONICE CRANE

C.A. HINTON, SR.

CARL JOHNSON, JR.

KIRK LEE

WELDON MILLER

CLIFTON A. PAYNE

BILL PRIEFERT

ARTHUR B. SCHARLACH, JR.

GENE WATSON

(NAME OF PERSON(S) FILING STATEMENT)

COMMON STOCK, $1.00 PAR VALUE

(TITLE OF CLASS OF SECURITIES)

400764 10 6

(CUSIP NUMBER OF CLASS OF SECURITIES)

CLIFTON A. PAYNE

CHIEF FINANCIAL OFFICER

GUARANTY BANCSHARES, INC.

100 W. ARKANSAS

MT. PLEASANT, TEXAS 75455

(903) 572-9881

(Name, Address and Telephone Number of Person(s) Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

With Copies To:

CHARLOTTE M. RASCHE, ESQ. BRACEWELL & GIULIANI LLP 711 LOUISIANA ST., SUITE 2300 HOUSTON, TEXAS 77002 (713) 223-2300	JUSTIN M. LONG, ESQ. BRACEWELL & GIULIANI LLP 500 N. AKARD, SUITE 4000 DALLAS, TEXAS 75201 (214) 758-1000

This statement is filed in connection with (check the appropriate box):

a.	☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐ The filing of a registration statement under the Securities Act of 1933.
c.	☐ A tender offer.
d.	☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction Valuation*	Amount or Filing Fee
$1,481,976	$175

*	For purposes of calculating the fee only. This amount assumes the acquisition of 61,749 shares of common stock of the subject company estimated to be acquired from shareholders in the merger to which this Rule 13e-3 Transaction Statement relates for $24.00 per share. The amount of the filing fee equals $117.70 per $1 million of the aggregate transaction value.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was .previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $175	Filing Party: Guaranty Bancshares, Inc.
Form or Registration No.: Schedule 14A	Date Filed: July 11, 2005

INTRODUCTION

This Amendment No. 3 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) amends the Schedule 13E-3 filed with the Securities and Exchange Commission (the “SEC”) on July 11, 2005 as amended by Amendment No. 1 and Amendment No. 2 filed with the SEC on August 22, 2005 and September 14, 2005, respectively. This Schedule 13E-3 is being filed pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (1) Guaranty Bancshares, Inc., a Texas corporation (“Guaranty”) and (2) each of Tyson T. Abston, Martin Bell, Johnny O. Conroy, Jonice Crane, C.A. Hinton, Sr., Carl Johnson, Jr., Kirk Lee, Weldon Miller, Clifton A. Payne, Bill Priefert, Arthur B. Scharlach, Jr. and Gene Watson. This Schedule 13E-3 relates to the merger of GB Facilitation, Inc., a newly-formed, wholly-owned subsidiary of Guaranty (“merger subsidiary”), with and into Guaranty, with Guaranty being the surviving corporation following the merger pursuant to an Agreement and Plan of Merger, dated as of June 13, 2005 (the “merger agreement”), between Guaranty and merger subsidiary. Merger subsidiary is not a filing party to this Amendment No. 3 to Schedule 13E-3 because it was merged with and into Guaranty, with Guaranty as the surviving corporation.

This Amendment No. 3 to Schedule 13E-3 is being filed as a final amendment to Schedule 13E-3 to report the results of the Rule 13e-3 transaction described herein, pursuant to the requirements of Rule 13e-3(d)(3) promulgated under the Exchange Act. At a special meeting of the shareholders of Guaranty held on October 18, 2005 (the “special meeting”), the shareholders approved and adopted the merger agreement and the transactions contemplated thereby. Guaranty and merger subsidiary subsequently filed Articles of Merger with the Secretary of State of Texas and the merger became effective on October 19, 2005 at 11:59 p.m., Mt. Pleasant, Texas time (“Effective Time”). At the special meeting, shareholders also approved an amendment to Guaranty’s Articles of Incorporation which will grant Guaranty a right of first refusal with respect to certain transfers of Guaranty common stock.

Pursuant to the terms of the merger agreement, (1) each share of Guaranty’s common stock, par value $1.00 per share (“Guaranty common stock”), held by a shareholder who owned, at the Effective Time, fewer than 600 shares of Guaranty common stock in the aggregate, whether of record or in street name, was converted into the right to receive $24.00 in cash from Guaranty, and (2) each share of Guaranty common stock held by a shareholder who owned, at the Effective Time, 600 or more shares of Guaranty common stock in the aggregate, whether of record or in street name, was not effected by the merger and remains a validly issued and outstanding share of Guaranty common stock after the merger.

As a result of the merger, Guaranty has fewer than 300 holders of record of its common stock. Accordingly, Guaranty has filed with the SEC contemporaneously with this Schedule 13E-3 a Form 15 suspending immediately its duty to file periodic reports with the SEC pursuant to Section 13 of the Exchange Act and terminating the registration of its common stock under the Exchange Act.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

DATE	GUARANTY BANCSHARES, INC.

October 20, 2005	By:	/s/ Tyson T. Abston
Tyson T. Abston, President

Dated: October 20, 2005	/s/ Tyson T. Abston
Tyson T. Abston

Dated: October 20, 2005	*
Martin Bell

Dated: October 20, 2005	*
Johnny O. Conroy

Dated: October 20, 2005	*
Jonice Crane

Dated: October 20, 2005	*
C.A. Hinton, Sr.

Dated: October 20, 2005	*
Carl Johnson, Jr.

Dated: October 20, 2005	*
Kirk Lee

Dated: October 20, 2005	*
Weldon Miller

Dated: October 20, 2005	/s/ Clifton A. Payne
Clifton A. Payne

Dated: October 20, 2005	*
Bill Priefert

Dated: October 20, 2005	/s/ Arthur B. Scharlach, Jr.
Arthur B. Scharlach, Jr.

Dated: October 20, 2005	*
Gene Watson

* By Clifton A. Payne pursuant to a Power of Attorney executed by the persons listed above, which Power of Attorney has previously been filed with the Securities and Exchange Commission.

*By:	/s/ Clifton A. Payne
Clifton A. Payne Attorney-In-Fact